

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 11, 2016

Martin P. Galvan
Vice President of Finance,
Chief Financial Officer and Treasurer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

>   **Re: Lannett Company, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2015**
>   **Filed August 27, 2015**
>   **File No. 001-31298**

Dear Mr. Galvan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Suzanne Hayes

                              Suzanne Hayes
                              Assistant Director
                              Office of Healthcare and Insurance